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                                                                       EXHIBIT 1

                      [ARBOR REALTY TRUST, INC. LETTERHEAD]

August 23, 2007

Ray Wirta
Executive Chairman of the Board
CBRE Realty Finance, Inc.
185 Asylum Street, 31st Floor
Hartford, CT 06103

Dear Ray:

Arbor Realty Trust, Inc. ("Arbor") is pleased to submit this offer (the "Offer") to combine the businesses of Arbor and CBRE Realty Finance, Inc. ("CBRE Realty Finance" or "CBF"). This transaction represents the best opportunity for your shareholders to realize significantly more value than they could as shareholders of CBF alone.

Arbor is one of the premier commercial mortgage real estate investment trusts with investments in a diversified portfolio of multi-family and commercial real estate related bridge and mezzanine loans, preferred equity investments, mortgage related securities and other real estate related assets. Arbor is publicly-traded on the NYSE and is externally managed and advised by Arbor Commercial Mortgage, LLC, a national commercial real estate finance company operating since 1993. Arbor's strengths include its diversified origination platform and proven management team with extensive industry experience. Arbor has consistently traded at a premium to book value multiple relative to our peers (1.54x on average) because of the strength of our company. Over the last two years, we have traded at an approximate 10% premium to book value multiple relative to comparable companies within our sector.

We believe the combination of Arbor and CBRE Realty Finance creates a best-in-class company with a strong balance sheet and a stable long-term growth platform. We are enthusiastic about the prospects for the combined entity, which provides CBF shareholders numerous benefits currently not available to them, including: (i) stable lending relationships, (ii) the ability to attract and deploy capital in a premium yield environment, (iii) substantial Wall Street sponsorship within the research community, (iv) a strong reputation among institutional investors and (v) significant upside in the common stock of the combined entity through multiple expansion, growth and earnings.

The specifics of our Offer are:

- Each outstanding share of CBF common stock would be exchanged for consideration of $8.00, (a 18.2% premium to CBF's closing price of $6.77 on August 23, 2007). We believe we may be able to increase our Offer based upon the results of due diligence.

- Your shareholders will retain a significant equity interest in the combined entity which we believe provides your shareholders with the greatest return opportunity through a stock-for-stock exchange. However, we are willing to provide up to 25% of the consideration in cash at the election of CBF shareholders.

- We anticipate that we will be able to reach a mutually acceptable agreement with respect to members of senior management at CBRE Realty Finance during the course of negotiations.

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-    We would be pleased to work with the CBRE / Melody origination network to source commercial real estate related investment opportunities for the combined entity.

- We are confident that we will come to a mutually acceptable arrangement with CBF's manager, CBRE Realty Finance Management, LLC, regarding our assumption of CBF's management agreement.

- We have completed a preliminary review of CBRE Realty Finance and have performed limited due diligence. In addition to the resources of Arbor, we have assembled a team of advisors including JMP Securities and Skadden, Arps, Slate, Meagher & Flom LLP. In concert with our advisors, we are prepared to move expeditiously to conduct further due diligence, which would begin immediately and would be completed within ten business days.

Arbor is highly interested in pursuing this transaction on an expedited timetable, which we believe is a significant benefit to your shareholders, and looks forward to working with you to accomplish this objective. This Offer is not, and is not intended to be, a binding commitment or agreement.

We are prepared to start due diligence and to negotiate a definitive agreement starting the morning of Monday, August 27, 2007. Due to the volatility of the markets and recent events involving your company, time is of the essence to complete this transaction. Arbor's Board of Directors is aware of this Offer and fully supports it. We believe we can reach a definitive agreement and can close the transaction rapidly. We would like to move forward with you on the proposed transaction, and trust that you and your Board of Directors will find the terms of the Offer in the best interest of your shareholders. Because of the volatility of the markets and the number of opportunities available to us, this Offer will expire at the close of business on Friday, August 31, 2007. Your prompt response to this important opportunity for your shareholders is requested.

If you have any questions about this Offer, please contact me at (516) 832-7402 or Kent Ledbetter ((415) 835-3932) or Thomas Kilian ((415) 835-8905) at JMP Securities.

Sincerely,


/s/ Ivan Kaufman

Ivan Kaufman
Chief Executive Officer
Arbor Realty Trust, Inc.